SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 21, 2004

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 20, 2004, announcing 2004 third quarter/nine month revenues and earnings.

PR No. C1544H

STMicroelectronics Reports 2004 Third Quarter/Nine Month Revenues and Earnings

·	Third quarter revenues exceeded $2.2 billion, up 2.7% sequentially

·	Gross margin reached 37.9% for the third quarter, compared to 37.4% in the prior quarter

·	Third quarter operating income increased 19.1% sequentially to $213 million

·	Earnings per diluted share were $0.20, compared to $0.16 in the 2004 second quarter

Geneva, October 20, 2004 - STMicroelectronics (NYSE: STM) reported financial results for the third quarter and first nine months ended September 25, 2004.

Third Quarter 2004 Financial Results

Net revenues for the third quarter were $2,231 million, up 2.7% sequentially from the $2,172 million reported in the prior quarter, and 23.7% above the $1,803 million of last year’s third quarter. Revenues from Application Specific Products were $1,163 million, or 52.1% of 2004 third quarter net revenues. Differentiated product revenues were $1,451 million, or 65.0% of net revenues for the period.

Gross profit was $845 million, up 4.0% sequentially from the prior quarter’s $812 million, and 33.6% above last year’s third quarter gross profit of $632 million. Gross margin was 37.9%, higher than the prior quarter’s 37.4% and the 35.1% reported for last year’s third quarter.

Pasquale Pistorio, President and Chief Executive Officer, commented, “ST continued to improve profitability levels in the third quarter. Despite a progressive decline in market demand that was characterized by shortened lead times and backlog adjustments, our revenues came in within the guidance parameters we provided at the time of our 2004 second quarter earnings announcement.

We are especially pleased that gross margin reached 37.9% for the period, the high end of our guidance range, benefiting from sequential improvements in product mix and manufacturing efficiencies.”

Operating income increased 19.1% to $213 million, or 9.6% of net revenues, in the 2004 third quarter, up from the $179 million, or 8.3% of net revenues, reported in the prior quarter. In the 2003 third quarter, impairment, restructuring charges and other related closure costs resulted in an operating loss of $64 million. Before impairment, restructuring charges and other related closure costs, the Company posted 2003 third quarter operating income of $129 million, which equated to 7.1% of net revenues.

Net income equaled $189 million in the 2004 third quarter, a 28.4% increase over the $148 million reported in the 2004 second quarter. In the 2003 third quarter, the Company’s net loss was $50 million. Before impairment, restructuring charges and other related closure costs, and a non-operating pre-tax charge of $22 million related to Bond repurchases, last year’s third quarter net income was $102 million.

Earnings per diluted share were $0.20 for the 2004 third quarter, up 25% from the $0.16 earned in the 2004 second quarter. In the 2003 third quarter, the Company incurred a per share loss of $0.06. Before impairment, restructuring charges and other related closure costs, the Company had earnings per diluted share of $0.09 in the year-ago quarter.

Mr. Pistorio noted, “In the 2004 third quarter, we kept the dollar amount of R&D spending at the same level as the prior quarter, and we succeeded in reducing SG&A costs by 2.6% on a sequential basis. In the aggregate, R&D and SG&A expenses accounted for 27.6% of third quarter net revenues, a sequential reduction of 110 basis points. This was accomplished while maintaining the accelerated pace of our product design and development activities.”

In the 2004 third quarter, research and development expenses were $384 million, flat with the $384 million expensed in the prior quarter, and 26.7% above the $302 million reported in the comparable year-ago period. R&D costs represented 17.2% of net revenues in the 2004 third quarter compared to 17.7% of net revenues in the prior quarter, and 16.8% of net revenues in the year-ago quarter.

Selling, general, and administrative expenses were $233 million for the 2004 third quarter, 2.6% below the prior quarter’s $239 million, and 21.5% above the $191 million incurred in the comparable year-ago period. As a percentage of net revenues, SG&A expenses decreased to 10.4%, from 11.0% in the prior quarter, and 10.6% in last year’s third quarter.

For ST, the average exchange rate of the Euro versus the U.S. dollar in the 2004 third quarter was approximately $1.21 to €1, compared to $1.20 to €1 in the second quarter of 2004 and $1.12 to €1 in last year’s third quarter.

Summarizing, Mr. Pistorio said, “Year-over-year revenue increases were achieved by all of our product groups and targeted market segments. As anticipated, third quarter sequential revenue growth was driven primarily by a broad range of digital consumer applications and Application Specific ICs serving wireless, data storage and certain automotive/audio applications. Revenues from Flash memory products were basically flat at $306 million, increasing by $2 million from the $304 million reported in the prior quarter.”

“Importantly, all four of our major product groups produced operating profits in the 2004 third quarter, and three out of four posted sequential increases in operating income, enabling ST to significantly improve its profitability for the period and contributing to the Company’s sequential increases of 19.1% in operating income, 28.4% in net income and 25.0% in earnings per diluted share,” Mr. Pistorio said.

Balance Sheet Highlights at September 25, 2004

At September 25, 2004, ST had cash, cash equivalents, and marketable securities of $1.63 billion. Total debt was $1.83 billion; shareholders’ equity was $8.3 billion.

Net cash from operating activities equaled $1,697 million for the first nine months compared to $1,142 million in last year’s first nine months. Capital expenditures were $719 million in the 2004 third quarter and $1,627 million for the first nine months. Net operating cash flow(*) was favorable by $3 million for the first nine months of 2004.

Additional Third Quarter 2004 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group and segment revenues by product category and targeted market.

Third Quarter 2004 Net Revenues and Operating Income by Product Group:

Group	Revenues	% of Net	Operating Income
	(Million US$)	Revenues	Q3 2004
			(Million US$)

Telecommunications, Peripherals and Automotive (TPA)	$865	38.7%	$113
Discrete and Standard ICs (DSG)	422	18.9%	109
Memory Products (MPG)	505	22.6%	27
Consumer and Microcontroller (CMG)	423	19.0%	46
Others(1)(2)	16	0.8%	(82)
TOTAL	$2,231	100%	$213

(1)	Net revenues of “Other” include revenues from sales of Subsystems and other revenues.
(2)	Operating income of “Other” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group.

(*) Net operating cash flow is defined as net cash from operating activities ($1,697 million) minus net cash used in investing activities ($2,724 million) excluding payments for purchase of and proceeds from the sale of marketable securities ($1,030 million)

CMG and DSG were major contributors to ST’s consolidated 19.1% sequential growth in operating income. CMG’s operating income was more than twice that of the prior quarter, on revenue growth of 9.8%, and DSG’s operating income increased 18.5% on a very modest sequential revenue gain. TPA reported a 3.7% sequential improvement in operating income; and MPG, while solidly profitable, recorded a sequential decline in operating income.

Q3 2004 Revenue Breakdown by Product Category

	Revenue	% of Net Revenue
	(Million US$)
Differentiated Products	$1,451	65.0%
Standard & Commodities	120	5.4%
Micro & Memories	345	15.5%
Discretes	315	14.1%

Three out of four product families had sequential revenue gains. Differentiated products were up 3.7%, and Standard & Commodities increased 11.2% from prior quarter levels. Micro & Memories were up 1.1% sequentially, while Discretes declined by 2.6%

Q3 2004 Revenue Breakdown by Market Segment

The following table estimates, within a variance of 5% - 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the third quarter of 2004.

% of Net Revenue
Automotive	14%
Consumer	23%
Computer	16%
Telecom	31%
Industrial & Other	16%

Consumer was the biggest sequential gainer, followed by Computer and Telecom. Automotive and Industrial, which posted significant sequential revenue increases in the 2004 second quarter, were down approximately 3% and 6%, respectively, from the prior quarter’s levels.

First Nine Months 2004 Results

Net revenues for the nine months ended September 25, 2004 were $6,432 million, an increase of 25.5% over the $5,124 recorded in the 2003 nine-month period. Gross profit was $2,376 million, or 36.9% of net revenues, compared to $1,806 million, or 35.2% of net revenues, for the first nine months of 2003. Operating income was $473 million compared to $181 million in last year’s first nine months. Excluding impairment, restructuring charges and other related closure costs, operating income was $374 million in last year’s first nine months.

Net income was $414 million, or $0.45 per diluted share. In last year’s first nine months, net income was $109 million, or $0.12 per diluted share. Before impairment, restructuring charges and other related closure costs, and a non-operating pre-tax charge of $37 million related to Bond repurchases, net income was $274 million, or $0.29 per diluted share, in last year’s first nine months.

Research and development expenses were $1,131 million, compared to $883 million in the 2003 first nine months. Selling, general, and administrative expenses were $702 million compared to $557 million in the 2003 first nine months.

For ST, the average exchange rate of the Euro versus the U.S. dollar for the first nine months of 2004 was approximately $1.23 to €1, compared to $1.11 to €1 in last year’s first nine months.

Outlook

“We share the view expressed by many analysts that the 2004 fourth quarter will be a period of relatively modest growth for the semiconductor industry, resulting from lower-than-anticipated growth in end-market demand which has caused inventory build-ups in certain market segments and has constrained pricing power. Within this environment,” Mr. Pistorio said, “we believe that ST’s revenues for the 2004 fourth quarter will range from flat to 5% above third quarter 2004 levels, which is below our earlier expectations and historical seasonal trends. Based upon these revenue levels and an average Euro to U.S. dollar exchange rate of $1.23 to €1, we now expect fourth quarter gross margin to be in the range of 38% to 39%.”

Mr. Pistorio continued, “To address the current situation we have reduced our 2004 capital expenditures to approximately $2 billion, or about 10% below our previous plan. Additionally, we have implemented programs that should enhance our ability to generate continued operating leverage.”

“ST is maintaining a conservative approach to 2005 capital spending,” Mr. Pistorio noted. “Acknowledging the uncertainty of near term market trends, we are currently budgeting approximately $1.5 billion of capital spending. Embedded in our plans is the flexibility to expand the capital program as market demand materializes.”

Mr. Pistorio said, “We are fine-tuning our product portfolio and our organizational structure to leverage ST’s product leadership positions and expand the breadth of our application platforms and solutions. These programs, together with the migration to finer geometries and our ongoing marketing initiatives, are expected to position ST for profitable growth in 2005.”

Recent Corporate Developments

·	On September 24, 2004, ST announced that it had redeemed approximately $910 million nominal value of its Liquid Yield Option Notes ("LYONs") due September 22, 2009 for approximately $806 million in cash. Over 99% of the Company's outstanding LYONs were surrendered by holders.

·	On October 11, 2004, the Company announced that it will redeem all of its remaining outstanding Liquid Yield Option™ Notes ("LYONs") on November 12, 2004 at a redemption price equal to $888.96 per $1,000 principal amount. The residual nominal amount of the currently outstanding LYONs is $8,103,000 or 0.9% of the initial total amount of LYONs issued.

·	On September 27, 2004, ST announced organizational changes in its product groups, front-end manufacturing, and technology-related R&D operations. The realignment reflects the Company’s continued emphasis on developing application-specific products and platforms for an increasingly convergent marketplace and addresses the upcoming retirement of certain senior executives concurrent with that of ST’s CEO, Pasquale Pistorio.

Products, Technology and Design Wins

·	Nokia and ST expanded their cooperation into the area of Series 60 product creation. ST’s Nomadik family of multimedia application processors for 3G mobile devices has been adapted and optimized to support the Nokia Series 60 Platform, enabling faster handset development for Series 60 licensees.

·	ST’s Nomadik mobile multimedia platform was designed into a major OEM for a next-generation multimode 3G mobile phone. ST has also launched a new version of its award-winning Nomadik application processor and began sampling the second generation product.

·	Several design wins were achieved for single-chip and dual-chip Bluetooth products for cellular platforms, handheld, and telematics-based global positioning systems, which will be used in both the United States and Asia, including a major design win at a leading Japanese manufacturer.

·	In the cellular infrastructure field, ST achieved multiple design wins for echo cancellation, RF (radio-frequency) devices, and 2.5 / 3G base stations.

·	Samples of an advanced integrated circuit built in 130nm BICMOS technology and aimed at optical transmission equipment were delivered to Nortel Networks.

·	ST concluded an agreement to form a joint venture with HDIC, a company of the prestigious Shanghai Jiaotong University, which develops technologies for digital TV. The joint venture will develop, market, and sell middleware software for digital TV and set-top boxes (STBs) for both the Chinese and worldwide markets.

·	ST introduced the most highly integrated single-chip solution yet for high-definition set-top boxes. The new IC, which will provide more sophisticated features for consumers and greater security for content providers, has already been chosen by Oplus Technologies Ltd for a new reference design for high-definition integrated digital TV sets. In addition, TCL-Thomson Electronics (TTE) has awarded ST with a design win for production in 2005 of a digital tuning module for CRT, LCD and plasma display panel TVs, based on a platform that has been built around ST’s new high-definition MPEG decoder IC.

·	A new power-supply and control IC for the low noise blocks (LNBs) used in set-top boxes and integrated digital televisions was launched by ST. ST also published a set of extensions to the DiSEqC (Digital Satellite Equipment Control) specification – a widely used protocol that allows a satellite STB to control peripheral devices connected to the coaxial cable – which will enable the box to manage an LNB based on ST’s SaTCR-1 satellite channel router chip.

·	ST, NDS, and Thomson announced the formation of the SVP Alliance with the aim of making SVP (Secure Video Processor) a leading, open specification for secure content protection in digital home networks and consumer electronic devices.

·	ST became the first semiconductor manufacturer to join the Chinese Open Platform Initiative, which is developing a new computing platform based on Linux open-source software. ST will work with Chinese, French, and other partners to develop low-cost, high-performance hardware/software platforms for a complete chain of compatible open-source systems, from servers to mobile terminals and consumer appliances.

·	ST announced a new range of LCD scaler chips that builds on the success of its widely-used existing families. The new devices have already been chosen by several LCD monitor makers and by a leading PC manufacturer.

·	ST announced the availability of its complete Trusted Computing Group (TCG) 1.2 Solution, which delivers an off-the-shelf TCG-enabled security solution for desktop and laptop PCs.

·	To address the fast-growing security market, ST introduced a new family of advanced dual-interface (contact and contactless) secure ICs aimed at the International Civil Aviation Organization (ICAO) program for electronic passports.

·	ST started to sample key customers with its 90nm NAND Flash technology. Production has been launched and volume shipments will start in Q4. This state-of-the-art technology is instrumental in offering competitive high-density data storage of 1-Gbit and above.

·	ST’s single-chip FM/AM tuner (FST) with stereo decoder and audio processor has been adopted by several leading manufacturers of communications and broadcasting products for use in new radio tuner modules. These design wins dramatically increase ST’s presence in the market, especially in the Asia-Pacific region.

·	By utilizing its experience in IC development for AM/FM reception in car radio applications, ST has developed, and is now sampling, a fully integrated, low voltage and low power FM tuner IC specifically tailored for hand-held devices, such as mobile phones, MP3 players and PDAs.

·	ST began shipping samples of its Tintoretto hard-disk drive System-on-Chip (SoC) with integrated Read/Write channel to a major customer.

·	A two-axis analog accelerometer reached production volume with a leading manufacturer in a fitness monitoring application, while ST achieved major design wins for MEMS (Microelectro-Mechanical Systems) accelerometers in a variety of applications, from laptops to washing machines. In addition, free-fall-detecting applications are being tested by major manufacturers worldwide in the areas of cellular handsets and hard disk drives.

All statements included in this release and in the related conference call, other than statements which constitute historical facts, are forward-looking statements which are based on Management’s current expectations, views, beliefs and assumptions as of the date of this release.

Such statements, which include statements referring to anticipated growth of the semiconductor market and demand for our products in the various applications we address, the anticipated savings from the implementation of our announced restructuring plan, the cost effective performance of our manufacturing infrastructure, the enhancement of our product portfolio as well as to successful implementation of programs designed to generate continued operating leverage are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.

Factors which may cause actual results or performance to differ materially from the expectations of the Company or its Management include:

·	The actual demand for semiconductor products in the key application markets and from key customers served by our products;
·	The financial impact of any measures we may decide, if we are unable to load our Front-End and / or Back-End fabs at satisfactory level;
·	Losses or curtailments of purchases from key customers as well as inventory adjustments from distributors;
·	Further strong decline in the exchange rates between the US Dollar and the Euro compared to an average Euro to US Dollar exchange rate of $1.23 to €1, and between the US Dollar and the currencies of the other major countries in which we have our operating infrastructure;
·	The ramp up of volume production in new manufacturing technologies at our leading edge fabs and at our outside suppliers in time to meet the demand of our customers;
·	Our ability to develop, manufacture and market innovative products in a rapidly changing technological environment and competitive industry;

·	Smooth transition pursuant to recently announced and future organizational changes in our top management;
·	Changes in the economic, social, or political environment as well as natural events such as severe weather, health risks or earthquakes in the countries in which we and our key customers operate;
·	The anticipated benefits of Research & Development alliances and cooperative activities;
·	Our ability to obtain required licenses on third-party intellectual property.

A more detailed discussion of these factors and the other “Risk Factors,” which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2003, which was filed with the SEC on May 4, 2004.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on October 21, 2004 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the third quarter of 2004.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until October 28, 2004.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:

Benoit de Leusse	Fabrizio Rossini	Nancy Levain
Director, Investor Relations	Investor Relations Senior Manager	LT Value
Tel : +41.22.929.58.12	Tel : +41.22.929.69.73	Tel: +33.01.55.27.15.88
Fax : +41.22.929.69.61	Fax : +41.22.929.69.61	Email: nancy.levain@ltvalue.com
Email:benoit.de-leusse@st.com	Email: fabrizio.rossini@st.com

MEDIA RELATIONS

Maria Grazia Prestini	Lorie Lichtlen
Director, Corporate Media Relations	Financial Dynamics
Tel: +41.2.29.29.69.45	Paris Tel: +33.1.47.03.68.10
Fax: +41.2.29.29.69.50	Email: lorie.lichtlen@fd.com
Email: mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended

	(Unaudited)	(Unaudited)

	September 25,	September 27,
	2004	2003

Net sales	2,231	1,803

Other revenues	0	0

NET REVENUES	2,231	1,803

Cost of sales	(1,386)	(1,171)

GROSS PROFIT	845	632

Selling, general and administrative	(233)	(191)

Research and development	(384)	(302)

Other income and expenses, net	(3)	(10)

Impairment, restructuring charges and other related closure costs	(12)	(193)

Total Operating Expenses	(632)	(696)

OPERATING INCOME (LOSS)	213	(64)

Interest expense, net	0	(12)

Equity in loss of joint venture	(2)	0

Loss on extinguishment of convertible debt	0	(22)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	211	(98)

Income tax (expense) benefit	(20)	49

INCOME (LOSS) BEFORE MINORITY INTERESTS	191	(49)

Minority interests	(2)	(1)

NET INCOME (LOSS)	189	(50)

EARNINGS (LOSS) PER SHARE (BASIC)	0.21	(0.06)

EARNINGS (LOSS) PER SHARE (DILUTED)	0.20	(0.06)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	934.9	888.3

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Nine Months Ended

	(Unaudited)	(Unaudited)

	September 25,	September 27,
	2004	2003

Net sales	6,429	5,122

Other revenues	3	2

NET REVENUES	6,432	5,124

Cost of sales	(4,056)	(3,318)

GROSS PROFIT	2,376	1,806

Selling, general and administrative	(702)	(557)

Research and development	(1,131)	(883)

Other income and expenses, net	(13)	8

Impairment, restructuring charges and other related closure costs	(57)	(193)

Total Operating Expenses	(1,903)	(1,625)

OPERATING INCOME	473	181

Interest expense, net	(8)	(45)

Equity in loss of joint venture	(2)	(1)

Loss on extinguishment of convertible debt	(4)	(37)

INCOME BEFORE INCOME TAXESAND MINORITY INTERESTS	459	98

Income tax (expense) benefit	(42)	14

INCOME BEFORE MINORITY INTERESTS	417	112

Minority interests	(3)	(3)

NET INCOME	414	109

EARNINGS PER SHARE (BASIC)	0.46	0.12

EARNINGS PER SHARE (DILUTED)	0.45	0.12

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	936.9	934.9

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	September 25,	June 26,	December 31,
In million of U.S. dollars	2004	2004	2003

	(Unaudited)	(Unaudited)	(Audited)

ASSETS

Current assets:
Cash and cash equivalents	601	1,656	2,998
Marketable securities	1,030	1,030	0
Trade accounts receivable	1,523	1,464	1,272
Inventories	1,196	1,097	1,129
Deferred tax assets	141	130	106
Other receivables and assets	616	629	616

Total current assets	5,107	6,006	6,121

Goodwill	260	259	267
Other intangible assets, net	306	302	325
Property, plant and equipment, net	7,011	6,791	6,620
Long-term deferred tax assets	59	43	45
Investments and other non-current assets	108	108	99

	7,744	7,503	7,356
Total assets	12,851	13,509	13,477

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdrafts	8	8	45
Current portion of long-term debt	111	1,012	106
Trade accounts payable	1,432	1,490	1,044
Other payables and accrued liabilities	701	669	693
Deferred tax liabilities	24	16	10
Accrued income tax	187	176	179

Total current liabilities	2,463	3,371	2,077

Long-term debt	1,710	1,741	2,944
Reserve for pension and termination indemnities	259	245	236
Long-term deferred tax liabilities	58	49	37
Other non-current liabilities	15	19	38

	2,042	2,054	3,255
Total liabilities	4,505	5,425	5,332
Commitment and contingencies
Minority interests	48	47	45
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,149	1,149	1,146
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 904,885,116 shares issued, 891,485,116 shares outstanding)

Capital surplus	1,919	1,918	1,905
Accumulated result	5,081	4,892	4,774
Accumulated other comprehensive (loss) income	497	426	623
Treasury stock	(348)	(348)	(348)

Shareholders' equity	8,298	8,037	8,100

Total liabilities and shareholders' equity	12,851	13,509	13,477

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended

	September 25,	September 27,
In million of U.S. dollars	2004	2003
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	414	109
Items to reconcile net income and cash from operating activities
Depreciation and amortization	1,319	1,176
Amortization of discount on convertible debt	28	56
Loss on extinguishment of convertible debt	4	37
Other non-cash items	(3)	21
Minority interest in net income of subsidiaries	3	3
Deferred income tax	(16)	(68)
Equity in loss of joint venture	2	1
Impairment, restructuring charges and other related closure costs, net of cash payments	11	193
Changes in assets and liabilities:
Trade receivables	(256)	(180)
Inventories	(77)	(120)
Trade payables	309	79
Other assets and liabilities, net	(41)	(165)

Net cash from operating activities	1,697	1,142

Cash flows from investing activities:
Payment for purchases of tangible assets	(1,627)	(815)
Payment for purchase of marketable securities	(1,030)	(1,101)
Investment in intangible and financial assets	(64)	(37)
Payment for acquisitions, net of cash received	(3)	(135)

Net cash used in investing activities	(2,724)	(2,088)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	22	1,386
Repayment of long-term debt	(1,263)	(1,311)
Decrease in short-term facilities	(37)	(14)
Capital increase	17	16
Dividends paid	(107)	(71)

Net cash from (used in) financing activities	(1,368)	6
Effect of changes in exchange rates	(2)	6

Net cash decrease	(2,397)	(934)

Cash and cash equivalents at beginning of the period	2,998	2,562
Cash and cash equivalents at end of the period	601	1,628

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 21, 2004	By:	/s/ Pasquale Pistorio

		Name:	Pasquale Pistorio
		Title:	President and Chief Executive Officer

Enclosure: A press release dated October 20, 2004, announcing 2004 third quarter/nine month revenues and earnings.